Exhibit 99.1

Financial Report for the Three and Six Months Ended June 30, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and six-month periods ended June 30, 2020 and June 30, 2021. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 5, 2021. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•

general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•	fluctuations in charter hire rates, vessel utilization and vessel values;
•	increased exposure to the spot market and fluctuations in spot charter rates;
•

our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships and enter into time charters with new and existing customers;
•	disruption to the LNG, LNG shipping and financial markets caused by global shutdown as a result of the COVID-19 pandemic;
•	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;
•	fluctuations in prices for crude oil, petroleum products and natural gas;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;
•

our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	fluctuations in currencies and interest rates;
•

the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•	risks inherent in ship operation, including the discharge of pollutants;
•	the impact of environmental liabilities on us and the shipping industry, including climate change;
•	our ability to retain key employees and the availability of skilled labour, ship crews and management;
•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 5, 2021 and available at http://www.sec.gov.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit and sale-and-leaseback facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Recent Developments

Delivery of the GasLog Wellington

On June 15, 2021, GasLog took delivery of the GasLog Wellington, a 180,000 cubic meters (“cbm”) LNG carrier with dual fuel medium speed propulsion (“X-DF”) constructed by Samsung Heavy Industries Co., Ltd. (“Samsung”). Upon delivery, the vessel immediately commenced its seven-year charter with Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy Inc. (“Cheniere”).

Dividend Declarations

On May 13, 2021, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on July 1, 2021, to holders of record as of June 30, 2021. GasLog paid the declared dividend to the transfer agent on June 30, 2021.

On August 4, 2021, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $14.3 million in the aggregate, payable on August 11, 2021, to shareholders of record as of August 9, 2021.

Completion of the transaction with BlackRock’s Global Energy & Power Infrastructure team (collectively, “GEPIF”)

GasLog announced on June 9, 2021, the completion of the transaction with GEPIF (the “Transaction”) following the special general meeting of GasLog’s shareholders held virtually on June 4, 2021, where the Transaction and the related agreements (i) the previously announced Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement, received the requisite approval of GasLog’s shareholders required by the Agreement and Plan of Merger, dated as of February 21, 2021 (and subsequently amended on April 20, 2021).

Trading in GasLog’s common shares on the New York Stock Exchange (“NYSE”), was suspended with immediate effect and the delisting of the common shares from the NYSE became effective on June 21, 2021. GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares remain outstanding and continue to trade in the NYSE.

Following the consummation of the Transaction on June 9, 2021, certain existing shareholders, including Blenheim Holdings, which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation, hold approximately 55.2% of the outstanding common shares of GasLog Ltd. and GEPIF holds approximately 44.8%.

New Charter Agreements

During the second quarter of 2021, GasLog entered into a one-year time charter agreement with Naturgy Aprovisionamientos SA. (“Naturgy”) for the Methane Lydon Volney, a 145,000 cbm steam turbine propulsion (“Steam”) LNG carrier built in 2006, which was operating in the spot market. In addition, the GasLog Singapore, which was operating in the spot market, was rechartered to RWE Supply & Trading GmbH (“RWE”) for approximately one year. The charterer has the option to extend the term of the time charter by either six or twelve months. The GasLog Singapore is a 155,000 cbm tri-fuel diesel electric (“TFDE”) LNG carrier built in 2010.

During the second quarter of 2021, GasLog Partners LP (“GasLog Partners” or the “Partnership”) entered into a one-year time charter agreement with TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE (“TotalEnergies”) for the GasLog Sydney, a 155,000 cbm TFDE LNG carrier, built in 2013. In addition, following the conclusion of the Solaris’ initial multi-year time charter with a subsidiary of Royal Dutch Shell plc (“Shell”) in late July 2021, its contract was extended for approximately eight months, through the end of the first quarter of 2022. The Solaris is a 155,000 cbm TFDE LNG carrier built in 2014. Furthermore, a new time charter agreement was signed with Cheniere for the Methane Heather Sally, a 145,000 cbm steam LNG carrier built in 2007. The charter has a minimum duration of one year, with Cheniere having the option, until late August, to extend the charter for an additional one or two years at varying rates.

Post quarter-end, in July 2021, GasLog Partners rechartered an additional vessel with TotalEnergies, the 155,000 cbm TFDE vessel GasLog Seattle, built in 2013, again for a period of approximately twelve months.

Overview

We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet as of August 5, 2021, consists of 17 LNG carriers, including 16 ships in operation and one LNG carrier on order at Samsung. GasLog is also the general and controlling partner in GasLog Partners, a publicly traded master limited partnership, which owns 15 LNG carriers. In addition, GasLog has leased back under a bareboat charter the Methane Julia Louise, which was sold to Lepta Shipping Co., Ltd. (“Lepta Shipping”), a subsidiary of Mitsui & Co., Ltd. (“Mitsui”) in February 2016, for a period of up to 20 years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. In addition, on October 21, 2020, GasLog leased back under a bareboat charter the GasLog Hong Kong which was sold to Sea 190 Leasing Co. Limited. (“Sea 190 Leasing”), an indirectly owned subsidiary of CMB Financial Leasing Co. Ltd. (“CMBFL”), for a period of up to twelve years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year one, and no later than the end of year 12, of the bareboat charter. Finally, on January 22, 2021, GasLog leased back under a bareboat charter the GasLog Houston which was sold to Hai Kuo Shipping 2051G Limited (“Hai Kuo Shipping”), a wholly owned subsidiary of ICBC Financial Leasing Co., Ltd. (“ICBC”), for a period of up to eight years. GasLog has the obligation to re-purchase the vessel at end of the charter period. GasLog has also the option to repurchase the vessel on pre-agreed terms no earlier than the end of the first interest period, and no later than the end of year eight, of the bareboat charter. We currently manage and operate 34 LNG carriers including 16 of our wholly owned ships in operation, 14 of the 15 ships contributed or sold to the Partnership (the other one is managed by Shell), the three bareboat vessels and one additional LNG carrier owned by an entity in which we have a 25% interest. We are also supervising the construction of our newbuilding.

We have a 25% interest in the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of Shell.

We generate revenues by chartering our ships to customers on multi-year time charters and short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly owned subsidiary GasLog LNG Services Ltd.

Fleet Update

Owned Fleet

As of August 5, 2021, our wholly owned fleet consisted of the following vessels:

				Charterer (for
		Year		contracts of more			Optional
Vessel Name		Built	Cbm	than six months)	Propulsion	Charter Expiration(1)	Period(2)
1	GasLog Skagen	2013	155,000	Spot Market	TFDE	—	—
2	GasLog Saratoga	2014	155,000	Spot Market	TFDE	—	—
3	GasLog Chelsea	2010	153,600	Glencore (3)	TFDE	January 2022	—
4	GasLog Salem	2015	155,000	Gunvor (4)	TFDE	March 2022	—
5	GasLog Savannah	2010	155,000	Eni (5)	TFDE	April 2022	—
6	Methane Lydon Volney	2006	145,000	Naturgy	Steam	June 2022	—
7	GasLog Genoa	2018	174,000	Shell	X-DF	March 2027	2030-2033 (6)
8	GasLog Windsor	2020	180,000	Centrica (7)	X-DF	April 2027	2029-2033 (7)
9	GasLog Westminster	2020	180,000	Centrica (7)	X-DF	July 2027	2029-2033 (7)
10	GasLog Georgetown	2020	174,000	Cheniere	X-DF	November 2027	2030-2034 (8)
11	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035 (8)
12	GasLog Wellington	2021	180,000	Cheniere	X-DF	June 2028	2031-2035 (8)
13	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035 (6)
14	GasLog Warsaw	2019	180,000	Endesa (9)	X-DF	May 2029	2035-2041 (9)
15	GasLog Singapore (10)	2010	155,000	RWE	TFDE	July 2022	2023 (10)
16	GasLog Wales	2020	180,000	Jera (11)	X-DF	March 2032	2035-2038 (11)

As of August 5, 2021, the Partnership’s fleet consisted of the following vessels:

				Charterer (for
		Year		contracts of more			Optional
Vessel Name		Built	Cbm	than six months)	Propulsion	Charter Expiration(1)	Period(2)
1	GasLog Santiago	2013	155,000	Trafigura (12)	TFDE	December 2021	2022-2028 (12)
2	Methane Rita Andrea	2006	145,000	Gunvor (4)	Steam	March 2022	2022 (4)
3	Solaris	2014	155,000	Shell	TFDE	March 2022	2022 (6)
4	Methane Heather Sally	2007	145,000	Cheniere	Steam	June 2022	2023-2024 (8)
5	GasLog Sydney	2013	155,000	TotalEnergies	TFDE	June 2022	—
6	GasLog Seattle	2013	155,000	TotalEnergies	TFDE	June 2022	—
7	Methane Shirley Elisabeth	2007	145,000	JOVO (13)	Steam	August 2022	—
8	GasLog Shanghai	2013	155,000	Gunvor (4)	TFDE	November 2022	—
9	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2023	2024-2025 (8)
10	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031 (6)
11	Methane Alison Victoria	2007	145,000	CNTIC VPower (14)	Steam	October 2023	2024-2025 (14)
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031 (6)
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029 (6)
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (6)
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (6)

Bareboat Vessels

		Year				Charter	Optional
Vessel Name		Built	Cbm	Charterer	Propulsion	Expiration(1)	Period(2)
1	GasLog Hong Kong (15)	2018	174,000	TotalEnergies	X-DF	December 2025	2028 (16)
2	Methane Julia Louise (15)	2010	170,000	Shell	TFDE	March 2026	2029-2031 (6)
3	GasLog Houston (15)	2018	174,000	Shell	X-DF	May 2028	2031-2034 (6)

(1)	Indicates the expiration of the initial term.

(2) The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	The vessel is chartered to ST Shipping & Transport Pte. Ltd., a wholly owned subsidiary of Glencore PLC. (“Glencore”).

(4) The vessel is chartered to Clearlake Shipping Pte. Ltd., a wholly owned subsidiary of Gunvor Group Ltd. (“Gunvor”). Gunvor may extend the term of the time charter of the Methane Rita Andrea by an additional period of six months.

(5)	The vessel is chartered to LNG Shipping SpA, a wholly owned subsidiary of Eni SpA (“Eni”).

(6)

Shell has the right to extend the charters of (a) the GasLog Genoa, the GasLog Houston, and the GasLog Gladstone by two additional periods of three years, (b) the Solaris by an additional four months, (c) the GasLog Geneva and the GasLog Gibraltar by two additional periods of five and three years, respectively, (d) the Methane Becki Anne and the Methane Julia Louise for a period of either three or five years, (e) the GasLog Greece and the GasLog Glasgow for a period of five years, provided that Shell gives us advance notice of the declarations.

(7)

The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica Plc (“Centrica”). Centrica has the right to extend the charters by three additional periods of two years, provided that Centrica gives us advance notice of declaration.

(8)

Cheniere has the right to extend the charters of (a) the GasLog Georgetown, the GasLog Galveston and the GasLog Wellington by three consecutive periods of three years, two years and two years, respectively, (b) the Methane Heather Sally by one, two or three years at varying rates and (c) the Methane Jane Elizabeth by two additional periods of one year, provided that Cheniere gives us advance notice of the declarations.

(9) “Endesa” refers to Endesa S.A. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that Endesa gives us advance notice of declaration.

(10)

RWE has the option to extend the term of the time charter by an additional period of six months or one year. Following the completion of the charter with RWE, the vessel is expected to be delivered to Sinolam LNG Terminal, S.A. (“Sinolam LNG”) for use as a floating storage unit (“FSU”) in support of a LNG gas-fired power plant currently being developed near Colon, Panama, by Sinolam Smarter Energy LNG Power Company, a subsidiary of private Chinese investment group Shanghai Gorgeous Development Company. The completion of the power plant was initially scheduled for the second quarter of 2020 but has since been significantly delayed as a result of COVID-19 related impacts to the construction schedule. GasLog is currently under discussions with Sinolam LNG to determine the project’s new expected start date. In the meantime, the vessel has undergone FSU conversion for the Sinolam LNG charter during its scheduled dry-dock in the second quarter of 2021.

(11)

“Jera” refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s Jera Co., Inc. Jera has the right to extend the charter by two additional periods of three years, provided that Jera gives us advance notice of declaration.

(12) “Trafigura” refers to Trafigura Maritime Logistics PTE Ltd. Trafigura may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer gives us advance notice of declaration.

(13) The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group (“JOVO”).

(14) The vessel is chartered to CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company. CNTIC VPower may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of declaration.

(15) GAS-twenty five Ltd., GAS-twenty six Ltd. and GAS-twenty four Ltd. have sold the GasLog Hong Kong to Sea 190 Leasing, the Methane Julia Louise to Lepta Shipping and the GasLog Houston to Hai Kuo Shipping, respectively, and leased them back for a period of up to twelve, 17 and eight years, respectively. GAS-twenty five Ltd. and GAS-twenty six Ltd. have the option and GAS-twenty four Ltd. has the option and the obligation to re-purchase the vessels on pre-agreed terms.

(16) TotalEnergies has the right to extend the charter for a period of three years, provided that TotalEnergies provides us with advance notice of declaration.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, as amended, GasLog has agreed, and has caused our controlled affiliates (other than GasLog Partners, its general partner and its subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying and offering GasLog Partners the opportunity to purchase such a vessel at fair market value.

Results of Operations

Three-month period ended June 30, 2020, compared to the three-month period ended June 30, 2021

	For the three months ended
	June 30,	June 30,
	2020	2021
Amounts in thousands of U.S. Dollars
Revenues	158,861	173,010
Voyage expenses and commissions	(5,442)	(5,681)
Vessel operating and supervision costs	(32,605)	(40,688)
Depreciation	(43,647)	(48,493)
General and administrative expenses	(11,154)	(13,498)
Loss on disposal of non-current assets	(572)	—
Impairment loss on vessels	(22,454)	—
Profit from operations	42,987	64,650
Financial costs	(43,557)	(51,216)
Financial income	177	34
Loss on derivatives	(13,467)	(6,310)
Share of profit of associates	522	553
Total other expenses, net	(56,325)	(56,939)
(Loss)/profit for the period	(13,338)	7,711
Non-controlling interests	(8,010)	(12,495)
Loss attributable to owners of the Group	(21,348)	(4,784)

During the three-month period ended June 30, 2020, we had an average of 30.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,592 available days. During the three-month period ended June 30, 2021, we had an average of 33.2 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,864 available days.

Revenues:

Revenues increased by 8.9%, or $14.1 million, from $158.9 million during the three-month period ended June 30, 2020, to $173.0 million during the three-month period ended June 30, 2021. The increase in revenues is attributable to an increase of $25.1 million due to the deliveries of the GasLog wholly owned vessels, the GasLog Wales, the GasLog Westminster, the GasLog Georgetown, the GasLog Galveston and the GasLog Wellington on May 11, 2020, July 15, 2020, November 16, 2020, January 4, 2021 and June 15, 2021, respectively, and a net increase of $6.6 million from the vessels of our spot fleet, as defined below. These increases were partially offset by a net decrease of $10.3 million attributable to the expirations of the initial multi-year time charters (mainly of the Partnership’s vessels which were at higher rates compared to their current spot rates) and a decrease of $5.0 million due to increased off-hire days for scheduled dry-dockings. The average daily hire rate decreased from $64,549 for the quarter ended June 30, 2020, to $63,958 for the quarter ended June 30, 2021.

Management allocates vessel revenues to two categories: (a) spot fleet and (b) long-term fleet. The spot fleet category contains all vessels that have contracts with initial duration of less than five years. The long-term fleet category contains all vessels that have charter party agreements with initial duration of more than five years. Both categories exclude optional periods.

For the three months ended June 30, 2020, and 2021, an analysis of available days, revenues and voyage expenses and commissions per category is presented below:

	For the three months ended		For the three months ended
	June 30, 2020		June 30, 2021
Amounts in thousands of U.S. dollars	Spot fleet	Long-term fleet	Spot fleet	Long-term fleet
Available days (*)	1,111	1,481	1,384	1,480
Revenues (**)	41,565	117,096	57,293	115,522
Voyage expenses and commissions	(3,838)	(1,604)	(4,044)	(1,637)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (i.e. days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities).

(**) Revenues exclude the revenues from vessel management services of $200 and $195 for the three months ended June 30, 2020, and 2021, respectively.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 24.8%, or $8.1 million, from $32.6 million during the three-month period ended June 30, 2020, to $40.7 million during the three-month period ended June 30, 2021. The increase in vessel operating and supervision costs is mainly attributable to the increase in ownership days due to the full operation and deliveries of the GasLog Wales, the GasLog Westminster, the GasLog Georgetown, the GasLog Galveston and the GasLog Wellington on May 11, 2020, on July 15, 2020, on November 16, 2020, on January 4, 2021 and on June 15, 2021, respectively, and also due to the increase in daily operating costs from $12,550 per ownership day (as defined below excluding the Solaris managed by Shell) for the three-month period ended June 30, 2020 to $13,901 per ownership day (as defined below excluding the Solaris managed by Shell) for the three-month period ended June 30, 2021. Ownership days represent total calendar days for our owned and bareboat fleet. Daily operating costs per vessel increased mainly due to technical maintenance expenses primarily in connection with the dry-dockings of four of our vessels in the second quarter of 2021 (compared to one in the same period in 2020), resulting in an increase in dry-docking related costs from $206 per day in the three-month period ended June 30, 2020 to $537 per day in the three-month period ended June 30, 2021. There was also an increase in crew costs, mainly as a result of the unfavorable movement of the Euro (“EUR”)/U. S. Dollar (“USD”) exchange rate in the three-month period ended June 30, 2021, as compared to the three-month period ended June 30, 2020, and the COVID-19 restrictions (increased costs for travelling and quarantines).

General and Administrative Expenses:

General and administrative expenses increased by 20.5%, or $2.3 million, from $11.2 million during the three-month period ended June 30, 2020, to $13.5 million during the three-month period ended June 30, 2021. The increase in absolute terms is mainly attributable to legal costs, accelerated amortization of the share-based compensation and other employee costs associated with the Transaction, the unfavorable movement of the EUR/USD exchange rate in the three-month period ended June 30, 2021, as well as the increased costs of directors’ and officers’ insurance, which were partially offset by reduced employee costs due to the restructuring completed in 2020. General and administrative expenses include the effect of the restructuring costs of $1.1 million and $0.1 million for the three-month period ended June 30, 2020, and June 30, 2021, respectively and the effect of the costs related to the Transaction of $5.2 million for the three-month period ended June 30, 2021. Daily general and administrative expenses increased from $4,148 per vessel ownership day for the three-month period ended June 30, 2020, to $4,472 per vessel ownership day for the three-month period ended June 30, 2021, which includes restructuring costs of $402 and $31 per vessel ownership day in three-month period ended June 30, 2020, and 2021, respectively and costs related to the Transaction of $1,737 per vessel ownership day for the three-month period ended June 30, 2021.

Impairment Loss on Vessels:

Impairment loss on vessels was $22.5 million for the three-month period ended June 30, 2020, and nil for the same period in 2021. The impairment loss recorded as of June 30, 2020, was recognized with respect to four of our Steam vessels (the Methane Rita Andrea, the Methane Lydon Volney, the Methane Shirley Elisabeth and the Methane Heather Sally), as a result of anticipated increases in volatility in the spot charter market over the near term from COVID-19 pandemic related impacts to LNG and LNG shipping demand.

Financial Costs:

Financial costs increased by 17.4%, or $7.6 million, from $43.6 million during the three-month period ended June 30, 2020, to $51.2 million during the three-month period ended June 30, 2021. The increase is mainly attributable to an increase of $12.7 million in other financial costs, net related mainly to the $15.7 million financing fees associated with the amendment of the credit facilities as a result of the Transaction. This increase is partially offset by a decrease of $4.8 million in interest expense on loans and bonds in connection with a decrease in the London Interbank Offered Rate (“LIBOR”) rates during the three-month period ended June 30, 2021, although there was higher weighted average indebtedness, compared to the same period in 2020. Specifically, during the three-month period ended June 30, 2021, we had an average of $3,788.6 million of outstanding indebtedness, with a weighted average interest rate of 3.0%, while during the three-month period ended June 30, 2020, we had an average of $3,380.3 million of outstanding indebtedness, with a weighted average interest rate of 4.0%. These weighted average interest rates include interest expense on loans, bonds and Cross Currency Swaps (“CCSs”).

Loss on Derivatives:

Loss on derivatives decreased by $7.2 million, from a loss of $13.5 million during the three-month period ended June 30, 2020, to a loss of $6.3 million during the three-month period ended June 30, 2021. The decrease in loss on derivatives is mainly attributable to a decrease of $13.2 million in loss from marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss which reflected a loss of $9.1 million in the three months ended June 30, 2020, as compared to a gain of $4.1 million in the three months ended June 30, 2021, partially offset by an increase of $6.2 million in realized loss from interest rate swaps held for trading as a result of the decrease in LIBOR.

(Loss)/profit for the Period:

Loss for the period decreased by $21.0 million, from a loss of $13.3 million for the three-month period ended June 30, 2020, to a profit of $7.7 million for the three-month period ended June 30, 2021, as a result of the aforementioned factors.

Loss Attributable to Owners of the Group:

Loss attributable to owners of the Group decreased by $16.5 million, from a loss of $21.3 million for the three-month period ended June 30, 2020, to a loss of $4.8 million for the three-month period ended June 30, 2021. The decrease in loss attributable to the owners of GasLog resulted mainly from the decrease in loss for the period mentioned above, partially offset by the increase in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) following the increase in the Partnership’s profit.

Six-month period ended June 30, 2020, compared to the six-month period ended June 30, 2021

	For the six months ended
	June 30,	June 30,
	2020	2021
Amounts in thousands of U.S. Dollars
Revenues	324,758	378,337
Voyage expenses and commissions	(12,915)	(9,593)
Vessel operating and supervision costs	(67,657)	(79,941)
Depreciation	(85,144)	(96,183)
General and administrative expenses	(20,775)	(25,240)
Loss on disposal of non-current assets	(572)	—
Impairment loss on vessels	(22,454)	—
Profit from operations	115,241	167,380
Financial costs	(84,998)	(90,604)
Financial income	645	86
(Loss)/gain on derivatives	(84,591)	13,973
Share of profit of associates	928	1,120
Total other expenses, net	(168,016)	(75,425)
(Loss)/profit for the period	(52,775)	91,955
Non-controlling interests	(20,052)	(38,805)
(Loss)/profit attributable to owners of the Group	(72,827)	53,150

During the six-month period ended June 30, 2020, we had an average of 29.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 5,048 available days. During the six-month period ended June 30, 2021, we had an average of 33.1 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 5,817 available days.

Revenues:

Revenues increased by 16.5%, or $53.5 million, from $324.8 million during the six-month period ended June 30, 2020, to $378.3 million during the six-month period ended June 30, 2021. The increase in revenues is attributable to an increase of $56.5 million due to the deliveries of the GasLog wholly owned vessels, the GasLog Windsor, the GasLog Wales, the GasLog Westminster, the GasLog Georgetown, the GasLog Galveston and the GasLog Wellington on April 1, 2020, May 11, 2020, July 15, 2020, November 16, 2020, January 4, 2021 and June 15, 2021, respectively, and a net increase of $20.4 million from the vessels of our spot fleet. These increases were partially offset by a decrease of $16.1 million attributable to the expirations of the initial multi-year time charters mainly of the Partnership’s vessels (which were at higher rates compared to their current spot rates) and a decrease of $2.3 million due to increased off-hire days for scheduled dry-dockings. The average daily hire rate decreased from $68,897 for the six-month period ended June 30, 2020, to $67,840 for the six-month period ended June 30, 2021.

For the six months ended June 30, 2020, and 2021, an analysis of available days, revenues and voyage expenses and commissions per category is presented below:

	For the six months ended		For the six months ended
	June 30, 2020		June 30, 2021
Amounts in thousands of U.S. dollars	Spot fleet	Long-term fleet	Spot fleet	Long-term fleet
Available days (*)	2,150	2,898	2,802	3,015
Revenues (**)	97,041	227,325	144,256	233,681
Voyage expenses and commissions	(9,206)	(3,709)	(6,283)	(3,310)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (i.e. days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities).

(**) Revenues exclude the revenues from vessel management services of $392 and $400 for the six months ended June 30, 2020, and 2021, respectively.

Voyage Expenses and Commissions:

Voyage expenses and commissions decreased by 25.6%, or $3.3 million, from $12.9 million during the six-month period ended June 30, 2020, to $9.6 million during the six-month period ended June 30, 2021. The decrease in voyage expenses and commissions is mainly attributable to a net decrease of $3.4 million in bunker consumption costs due to the increased utilization of our vessels in the spot fleet in the six-month period ended June 30, 2021, as compared to the same period in 2020.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 18.0%, or $12.2 million, from $67.7 million during the six-month period ended June 30, 2020, to $79.9 million during the six-month period ended June 30, 2021. The increase in vessel operating and supervision costs is mainly attributable to the increase in ownership days due to the full operation and deliveries of the GasLog Windsor, the GasLog Wales, the GasLog Westminster, the GasLog Georgetown, the GasLog Galveston and the GasLog Wellington on April 1, 2020, on May 11, 2020, on July 15, 2020, on November 16, 2020, on January 4, 2021 and on June 15, 2021, respectively, and also to the increase in daily operating costs from $13,384 per ownership day (as defined below excluding the Solaris managed by Shell) for the six-month period ended June 30, 2020, to $13,773 per ownership day (as defined below excluding the Solaris managed by Shell) for the six-month period ended June 30, 2021. Ownership days represent total calendar days for our owned and bareboat fleet. Daily operating costs per vessel increased mainly due to increased crew costs, as a result of COVID-19 restrictions (costs for travelling and quarantines) and the unfavorable movement of the EUR/USD exchange rate in the six-month period ended June 30, 2021, as compared to the six-month period ended June 30, 2020.

General and Administrative Expenses:

General and administrative expenses increased by 21.2%, or $4.4 million, from $20.8 million during the six-month period ended June 30, 2020, to $25.2 million during the six-month period ended June 30, 2021. The increase in absolute terms is mainly attributable to legal costs, accelerated amortization of the share-based compensation and other employee costs associated with the Transaction, the unfavorable movement of the EUR/USD exchange rate in the six-month period ended June 30, 2021, as well as the increased costs of directors and officers’ insurance, which were partially offset by reduced employee costs due to the restructuring completed in 2020. General and administrative expenses include the effect of the restructuring costs of $1.5 million and $0.1 million for the six-month period ended June 30, 2020, and 2021, respectively and the effect of the costs related to the Transaction of $9.0 million for the six-month period ended June 30, 2021. Daily general and administrative expenses increased from $3,967 per vessel ownership day for the six-month period ended June 30, 2020, to $4,217 per vessel ownership day for the six-month period ended June 30, 2021, which includes restructuring costs of $291 and $24 per vessel ownership day in six-month period ended June 30, 2020, and 2021, respectively and costs related to the Transaction of $1,497 per vessel ownership day in six-month period ended June 30, 2021.

Impairment Loss on Vessels:

Impairment loss on vessels was $22.5 million for the six-month period ended June 30, 2020, and nil for the same period in 2021. The impairment loss recorded as of June 30, 2020, was recognized with respect to four of our Steam vessels (the Methane Rita Andrea, the Methane Lydon Volney, the Methane Shirley Elisabeth and the Methane Heather Sally), as a result of anticipated increases in volatility in the spot charter market over the near term from COVID-19 pandemic related impacts to LNG and LNG shipping demand.

Financial Costs:

Financial costs increased by 6.6%, or $5.6 million, from $85.0 million during the six-month period ended June 30, 2020, to $90.6 million during the six-month period ended June 30, 2021. The increase is mainly attributable to an increase of $16.2 million in other financial costs, net related mainly to the $15.7 million financing fees associated with the amendment of the credit facilities as a result of the Transaction. This increase is partially offset by a decrease of $11.7 million in interest expense on loans and bonds in connection with a decrease in the LIBOR rates during the six-month period ended June 30, 2021, although there was higher weighted average indebtedness, compared to the same period in 2020. Specifically, during the six-month period ended June 30, 2021, we had an average of $3,801.7 million of outstanding indebtedness, with a weighted average interest rate of 3.1%, while during the six-month period ended June 30, 2020, we had an average of $3,259.3 million of outstanding indebtedness, with a weighted average interest rate of 4.3%. These weighted average interest rates include interest expense on loans, bonds and CCSs.

(Loss)/gain on Derivatives:

Loss on derivatives decreased by $98.6 million, from a loss of $84.6 million during the six-month period ended June 30, 2020, to a gain of $14.0 million during the six-month period ended June 30, 2021. The decrease in loss on derivatives is mainly attributable to a decrease of $111.9 million in loss from marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss which reflected a loss of $80.5 million in the six months ended June 30, 2020, as compared to a gain of $31.4 million in the six months ended June 30, 2021, partially offset by an increase of $14.1 million in realized loss from interest rate swaps held for trading as a result of the decrease in LIBOR.

(Loss)/profit for the Period:

Loss for the period decreased by $144.8 million, from a loss of $52.8 million for the six-month period ended June 30, 2020, to a profit of $92.0 million for the six-month period ended June 30, 2021, as a result of the aforementioned factors.

(Loss)/profit Attributable to Owners of the Group:

Loss attributable to owners of the Group decreased by $126.0 million, from a loss of $72.8 million for the six-month period ended June 30, 2020, to a profit of $53.2 million for the six-month period ended June 30, 2021. The decrease in loss attributable to the owners of GasLog resulted mainly from the decrease in loss for the period mentioned above, partially offset by the increase in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) following the increase in the Partnership’s profit.

Liquidity and Capital Resources

Our primary liquidity needs are to fund our vessel operating costs and general and administrative expenses, to finance the purchase and construction of our newbuildings and conversions, to purchase secondhand vessels, to service our existing debt and to pay dividends. In monitoring our working capital needs, we project our charter hire income and the vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address revenue shortfalls or budget overruns, if any.

Our funding and treasury activities are intended to meet our operating and financing requirements while balancing investment returns to maintain appropriate liquidity. Cash and cash equivalents are held primarily in USD.

As of June 30, 2021, GasLog had $232.1 million of cash and cash equivalents. In addition, an amount of $8.2 million was held as cash collaterals with respect to our swaps and is included in Other non-current assets and Prepayments and other current assets. An additional amount of $2.5 million of time deposits with an original duration greater than three months was classified under short-term investments.

On January 22, 2021, GasLog’s subsidiary, GAS-twenty four Ltd., completed the sale and leaseback of the GasLog Houston with Hai Kuo Shipping, a wholly owned subsidiary of ICBC. The vessel was sold to Hai Kuo Shipping. GasLog has leased back the vessel under a bareboat charter from Hai Kuo Shipping for a period of up to eight years. GasLog has the obligation to re-purchase the vessel at the end of the charter period. GasLog has also the option to re-purchase the vessel on pre-agreed terms no earlier than the first interest period and no later than the end of year eight of the bareboat charter. The vessel remains on its charter with Shell.

As of June 30, 2021, the total remaining balance of the contract price for the one LNG carrier on order was $150.9 million, all of which is due within 12 months, and which will be funded under the facility signed on December 12, 2019, with an Export Credit Agency-backed debt financing of $1.1 billion with 13 international banks to provide the debt funding for its current newbuilding program (the “Newbuilding Facility”). As of June 30, 2021, there was undrawn available capacity of $153.0 million under the Newbuilding Facility.

As of June 30, 2021, GasLog had an aggregate of $3.8 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $555.8 million is repayable within one year ($315.0 million of which relating to the 8.875% senior unsecured notes due in 2022 (the “8.875% Senior Notes”)), and $193.6 million of lease liabilities related to the sale and leaseback of the Methane Julia Louise, of which $10.0 million is payable within one year.

GasLog has hedged 44.1% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liability and the 8.875% Senior Notes) as of June 30, 2021.

In the three and six months ended June 30, 2021, GasLog Partners, under its ATM Common Equity Offering Programme, issued and received payment for 3,195,401 common units at a weighted average price of $3.19 per common unit for total gross proceeds of $10.2 million and net proceeds of $10.0 million, after broker commissions. As of June 30, 2021, GasLog held a 33.3% ownership interest (including the 2% interest through general partner units) in GasLog Partners.

Our credit facilities are described in Note 13 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on March 5, 2021 and Note 7 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Working Capital Position

As of June 30, 2021, GasLog’s current assets totaled $297.6 million, while current liabilities totaled $771.0 million, resulting in a negative working capital position of $473.4 million. Current liabilities include $315.0 million relating to the 8.875% Senior Notes, which will mature on March 22, 2022 (and we plan to refinance in due course), and $61.4 million of unearned revenue in relation to hires received in advance of June 30, 2021 (which represents a non-cash liability that will be recognized as revenue in July 2021 as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Considering the volatile commercial and financial market conditions experienced throughout 2020 due to the COVID-19 pandemic and the continued uncertainty surrounding the long-term impact of the pandemic, we anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing borrowings. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis. In relation to the 8.875% Senior Notes that mature on March 22, 2022, we are exploring all options available and have productive discussions with financiers to complete this refinancing on time subject to market conditions. In addition, we may enter into new debt facilities in the future, as well as equity or debt instruments, although there can be no assurance that we will be able to obtain additional financings on terms acceptable to us, which will also depend on financial, commercial and other factors that are beyond our control.

Cash Flows

Six-month period ended June 30, 2020, compared to the six-month period ended June 30, 2021

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the six months ended
	June 30, 2020	June 30, 2021
Amounts in thousands of U.S. Dollars
Net cash provided by operating activities	208,384	269,412
Net cash used in investing activities	(371,179)	(335,050)
Net cash provided by/(used in) financing activities	74,085	(69,525)

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $61.0 million, from $208.4 million during the six-month period ended June 30, 2020, to $269.4 million during the six-month period ended June 30, 2021. The increase is mainly attributable to an increase in revenues of $53.5 million, an increase of $19.8 million in movements of the working capital accounts (mainly driven by a $17.2 million increase in unearned revenue collected), partially offset by an increase of $12.2 million in vessel operating and supervision costs.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $36.1 million, from $371.2 million in the six-month period ended June 30, 2020, to $335.1 million in the six-month period ended June 30, 2021. The decrease is mainly attributable to a decrease of $41.1 million in net cash used in payments for the construction costs of newbuildings and other fixed assets, a decrease of $2.7 million in net cash used in payments for right-of-use assets, partially offset by a decrease of $7.0 million in cash from short-term investments in the six-month period ended June 30, 2021 (compared to the same period of 2020) and a decrease of $0.7 million in cash from interest income.

Net Cash Provided by/(Used in) Financing Activities

Net cash provided by financing activities decreased by $143.6 million, from net cash provided by financing activities of $74.1 million in the six-month period ended June 30, 2020, to net cash used in financing activities of $69.5 million in the six-month period ended June 30, 2021. The decrease is mainly attributable to an increase of $116.3 million in bank loan and bond repayments, a decrease of $83.0 million in proceeds from bank loans and bonds, a decrease of $36.0 million in proceeds from the private placement which took place in the previous year, an increase of $15.7 million in loan/bond modification costs related to the Transaction and an increase of $1.7 million in cash paid for interest, partially offset by a net movement of $64.1 million in cash collaterals for swaps, a decrease of $23.1 million in dividend payments, an increase of $10.0 million in proceeds from GasLog Partner’s equity raisings, a decrease of $4.1 million relating to the payment for the termination of cross currency swaps in 2020, a decrease of $3.3 million in net payments of loan issuance costs, a decrease of $3.0 million in cash used for purchases of treasury shares and a decrease of $1.9 million in payments for bond repurchase at a premium in 2020.

Contracted Charter Revenues and Days from Time Charters

The following table summarizes GasLog’s (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and contract cover after June 30, 2021.

	Contracted Charter Revenues and Days from Time Charters
	After June 30,	For the years ending December 31,
	2021	2022	2023	2024	2025-2032	Total

	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	362.2	604.4	498.0	422.0	1,188.9	3,075.5
Total contracted days(1)	5,768	8,823	6,671	5,521	15,723	42,506
Total available days(2)	6,311	12,775	12,535	12,690	100,530	144,841
Total unfixed days(3)	543	3,952	5,864	7,169	84,807	102,335
Percentage of total contracted days/total available days	91.4%	69.1%	53.2%	43.5%	15.6%	29.3%

After giving effect to the charter parties signed from June 30, 2021 until August 5, 2021, the contracted time charter revenues and the percentage of total contracted days to total available days for the remaining quarters of 2021 increased to $380.1 million and 95.6%, respectively.

(1)

Reflects time charter revenues and contracted days for 16 of our currently wholly owned vessels, the 15 vessels owned by the Partnership, the three bareboat vessels and the one newbuilding on order for which we have secured time charters. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component. For time charters that are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range is used for this calculation.

(2)

Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking. The available days for the vessels operating in the spot/short-term market are included.

(3)

Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of the charters) and the available days for the vessels operating in the spot/short-term market.

Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuilding is delivered on schedule, the table does not reflect events occurring after June 30, 2021. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into new time charter contracts for the vessels that are operating in the spot market and any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 5, 2021. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed on March 5, 2021, and Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.